Exhibit 12.1
Range Resources Corporation
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (in thousands except ratios)

	3 months ended
	March 31
	2009	2008	2007	2006	2005	2004
EARNINGS:
Income from continuing operations before provision for income taxes	$51,435	$542,594	$265,737	$315,701	$176,985	$68,310
Share of distributed income of equity method investments (net of equity method income or loss)	919	419	(974)	(548)	—	—
Fixed charges	27,362	102,784	79,519	57,466	38,312	22,965

Total earnings	$79,716	$645,797	$344,282	$372,619	$214,297	$91,275

FIXED CHARGES:
Interest expense (1)	$26,629	$99,748	$77,737	$55,849	$37,619	$22,437
Interest portion of rental expense	$733	$3,036	$1,782	$1,617	$693	$528

Total fixed charges	$27,362	$102,784	$79,519	$57,466	$38,312	$22,965

Ratio of earnings to fixed charges	2.9	6.3	4.3	6.5	5.6	4.0

(1)	Amortization of debt issuance costs is included in interest expense.